EXHIBIT 99.3

SHARPLINK GAMING LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Tahra Wright and Janeane Ferrari, attorneys of the undersigned, or either of them, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.06 per share, of SharpLink Gaming Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, September 8, 2022 at 4:00 PM Central time at the Company’s headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401 USA, and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALS 2-6 AS SET FORTH BELOW; PROVIDED, HOWEVER THAT VOTES CAST FOR PROPOSALS 3 AND 4 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE. FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE “REQUIRED VOTE” SECTION OF THE ITEM OF THE PROXY STATEMENT.

FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SHARPLINK GAMING LTD.

September 8, 2022

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

(Continued and to be signed on the reverse side

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALs 2-5 BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOW HERE

1.	To reelect the directors for a term expiring at the Company’s 2023 Annual General Meeting of Shareholders and when their successors are elected and qualified.

NOMINEES:

ROBERT PHYTHIAN	FOR	AGAINST	ABSTAIN
	☐	☐	☐

CHRISTOPHER NICHOLAS	FOR	AGAINST	ABSTAIN
	☐	☐	☐

JOSEPH HOUSEMAN	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PAUL ABDO	FOR	AGAINST	ABSTAIN
	☐	☐	☐

THOMAS DOERING	FOR	AGAINST	ABSTAIN
	☐	☐	☐

2.	To ratify and approve the appointment of RSM US LLP, registered public accountants, as the Company’s independent registered public accountants for the year ending December 31, 2022 and to authorize the Board of Directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	To approve the SharpLink Gaming Ltd. updated directors and officers compensation policy.

FOR	AGAINST	ABSTAIN
☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

YES	NO
☐	☐

4.	To approve the annual bonus terms, special bonus and equity compensation to Rob Phythian, the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

YES	NO
☐	☐

5.	To approve option grants to the Company’s Chairman of the Board and to Mr. Abdo, another board member.

FOR	AGAINST	ABSTAIN
☐	☐	☐

6.	To approve the amendment to the SharpLink Gaming Ltd. 2021 Equity Incentive Plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

7.	The proxies are also authorized to vote, in their discretion, upon such other matters as may properly come before the meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder Date

Signature of Shareholder	Date

Signature of Shareholder	Date

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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